

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

November 21, 2008

Mr. Paul Coghlan
Vice President, Finance & Chief Financial Officer
Linear Technology Corporation
1630 McCarthy Boulevard
Milpitas, California 95035

> **Re: Linear Technology Corporation**
> **Form 10-K for the Fiscal Year Ended June 29, 2008**
> **Filed August 25, 2008**
> **File No. 000-14864**

Dear Mr. Coghlan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Paul Coghlan
Linear Technology Corporation
November 21, 2008

Form 10-K for the Fiscal Year Ended June 29, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.   We note your MD&A disclosure does not include an executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. In future filings, please provide such disclosure including, but not limited to a discussion of material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the discussion, see Interpretive Release No. 33-8350 on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Critical Accounting Policies, page 22

2.   With respect to your stock based compensation, you disclose that "[i]f actual results are not consistent with the Company's assumptions and judgments used in estimating the key assumptions, the Company may be required to increase or decrease compensation expense or income tax expense, which could be material to its results of operations." Please tell us in more detail about which actual results and assumptions and judgments would cause you to increase or decrease the amount of compensation or income tax expense that you previously recognized. Revise future filings to clarify.

Financial Statements and Supplementary Data, page 28

3.   Please refer to the response in your letter to us dated April 11, 2008 to comment 2 from our March 26, 2008 letter to you. From your response we note that you agreed to provide a discussion of your policies for testing and accounting for the impairment of the deferred cost of sale amounts or, as you indicated, the inventory still held by distributors which may be returned to you or on which you may have to provide price protection rebates. Please tell us where you provided this disclosure in the notes to your financial statements.

Mr. Paul Coghlan
Linear Technology Corporation
November 21, 2008

Item 11. Executive Compensation, page 52

Schedule 14A Proxy Statement, page 14

4.   In future filings, please replace vague disclosure throughout your compensation
        discussion and analysis with meaningful information that investors can use to
        evaluate the compensation program. For example, where you refer to "pay-for-
        performance," "corporate performance," "individual contributions", "corporate
        strategies" and "long term objectives" please disclose with specificity how you
        define those terms.   Please do not use boilerplate disclosure or jargon in this
        section. Instead, specifically describe how the committee determined individual
        elements of compensation for each named executive officer.

5.   We note the reference to "management periodically considering the compensation
        practices of peer companies" in the second full paragraph on page 15 and your
        reference to "above-average" and "below-average" compensation in the second
        paragraph on page 14.   In future filings, please specifically identify these "peer
        companies" as well as the elements of compensation that are benchmarked and
        how such benchmarks are determined. For example, please disclose whether you
        compared yourself to the 50th percentile benchmark, a range of benchmarks or
        otherwise. See Item 402(B)(2)(xiv) of Regulation S-K.

6.   We note from your discussion under "Base Salary" on page 16 that you refer to
        factors such as "day-to-day performance contribution," and "performance
        judgments as to the past and expected future contribution of the individual
        executive officer" in determining the base salary of your named executive
        officers. Please describe specifically how these factors were used to make
        compensation decisions during the applicable periods; if instead compensation
        decisions were based on the subjective discretion of the board, please say so
        clearly and directly without implying that objective factors were used.

7.   We note from your discussion under "Bonuses" you have not disclosed the
        specific "targets for sales growth and operating income as a percent of sales" to be
        achieved in order for your named executive officers to earn their respective
        bonuses. Please provide such disclosure in your future filings, as applicable. To
        the extent you believe that disclosure of such information, on a historical basis,
        would result in competitive harm such that the information could be excluded
        under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a
        detailed explanation supporting your conclusion. Refer to Question 118.04 of the
        Regulation S-K Compliance and Disclosure Interpretations available on our
        website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. To
        the extent that it is appropriate to omit specific targets or performance objectives,
        you are required to provide appropriate disclosure pursuant to Instruction 4 to
        Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to

achieve the target levels, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

8.   We refer to your disclosure on page 16-17 regarding "Profit Sharing," "Bonuses," "Stock Options" and Restricted Stock" awards to your named executive officers. We do not see where you have provided discussion and analysis as to how the awards to your named executive officers were determined by your compensation committee. See Item 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K, among others. For example, it is unclear how you determined to pay your Executive Chairman a bonus of $1,512,200, your CEO a bonus of $1,823,816 and your CFO a bonus of $1,706,140 for 2008 and the reasons why you did not "grant any stock options to executive officers" in 2007 and 2008. In your future filings, please include substantive analysis and insight into how the Compensation Committee made its award determinations with respect to each named executive officer.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Paul Coghlan
Linear Technology Corporation
November 21, 2008

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Jay Mumford at (202) 551-3637 with any other questions.

Sincerely,

Angela Crane
Branch Chief